Exhibit 99.2


                                February 28, 1997



   ESOP Trustees of Info Systems
    of N. C., Inc.:



   Ladies and Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to the ESOP participants of the Info Systems of North Carolina, Inc. Employee Stock Ownership Plan (the "ESOP"), of the consideration to be received in the proposed merger (the "Merger") of Info Systems of North Carolina, Inc. (the "Company") with ISCN, Acquisition Co., a subsidiary of Sykes Enterprises, Inc. (the "Acquiror") pursuant to the terms of the Merger Agreement (the "Agreement") dated as of January 10, 1997 by and among the Company, the Acquiror, and ISCN Acquisition Co. Pursuant to the Merger, each share of common stock of the Company will be converted into the right to receive approximately $6.858 of common stock of the Acquiror, with the Acquiror's stock being valued pursuant to a formula in the Agreement, and with cash being paid in lieu of fractional shares of common stock of the Acquiror.

        In arriving at our opinion, with respect to the Company, we, among other things: (i) reviewed the Agreement; (ii) met with officers and certain members of management to discuss the Company's business, financial condition, operating results and future prospects; (iii) reviewed annual audited financial statements and interim unaudited financial statements through September 1996, (iv) performed an analysis of public companies comparable in business to the Company; (v) performed an analysis of merger and acquisition transactions involving companies comparable in business to the Company; (vi) reviewed projected financial statements through 2001 as prepared by the management of the Company and performed a discounted cash flow analysis based on these projections; and (vii) made such other financial studies, analyses and investigations' as we deemed appropriate. We were not requested to and did not solicit the interest of third parties in submitting a competing offer for the acquisition of the Company.

        With respect to the Acquiror, we, among other things: (i) met with officers and certain members of the management to discuss the Acquiror's business, financial condition, operating results and future prospects;
   (ii) reviewed annual audited financial statements and interim unaudited financial statements through September 1996; (iii) reviewed various published research reports; (iv) reviewed publicly available information including recent Securities and Exchange Commission filings; (v) performed an analysis of public companies comparable in business to the Acquiror;
   (vi) analyzed the effect on estimated earnings to the Acquiror's shareholders resulting from completion of the Merger; (vii) reviewed historical market price and volume data for the common stock of the Acquiror on a stand-alone basis and in comparison to both stock market indices and public companies comparable in business to the Acquiror; and
   (viii) made such other financial studies, analyses and investigations as we deemed appropriate.

        In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of the Company and the Acquiror, and other published information that we considered in our review. We were not requested to and generally have not undertaken to verify independently the accuracy and completeness of such information. We have relied upon the reasonableness of all projections and forecasts provided to us and have assumed that they were prepared in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgment of Company management. Our opinion herein is based on the circumstances existing and known to us as of the date hereof. We have not made or obtained any independent evaluations or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific individual assets. We were not requested to, and therefore did not, participate in the structuring or negotiating of the Merger. Furthermore, we are not expressing any opinion herein as to the range of prices at which the Acquiror's common stock will trade subsequent to consummation of the Merger.

        Interstate/Johnson Lane Corporation, as part of its investment banking business, is engaged in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion. We will also receive a fee in connection with services provided to the Company in our capacity as financial advisor.

        The opinion expressed herein is provided solely for the benefit of the participants and trustees of the ESOP and the opinion, and any supporting analysis or other material supplied by us, may not be quoted, referred to or used in any public filing or in any written document or for any other purpose without the prior written approval of Interstate/Johnson Lane Corporation, which has been granted with respect to the references in the Form S-4 Registration Statement relating to the Merger and with respect to filing this letter as an exhibit thereto. This letter is not intended to, and shall not, confer any rights or remedies upon any security holder of the Company or any other person or entity.

        Based upon the foregoing considerations, it is our opinion that as of March 3, 1997 the consideration to be received upon consummation of the Merger is fair, from a financial point of view, to the ESOP participants.

                                 Sincerely,

                                 INTERSTATE/JOHNSON LANE CORPORATION



                                 By: